As filed with the Securities and Exchange Commission on March 6, 2003

Registration No. 333-102595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4222 Emperor Boulevard, Suite 470

Durham, North Carolina 27703-8466

(Address of Principal Executive Offices)

Gregory J. Mossinghoff, President, Secretary and Treasurer

Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard

Suite 470

Durham, North Carolina 27703-8466

(919) 941-9777

(Name and Address of Agent For Service)

Copies to:

Edward P. Bromley III, Esq.

Reed Smith LLP

136 Main Street—Suite 250

Princeton, New Jersey 08543-7839

(609) 987-0050

Approximate date of commencement of proposed sale to the public: At any time and from time to time after the effective date of the registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box :  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

$100,000,000

Common Stock, $.001 Par Value

The shares of common stock of Inspire Pharmaceuticals, Inc. covered by this prospectus may be offered and sold to the public by Inspire from time to time in one or more issuances.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On March 3, 2003, the closing price of a share of our common stock on the Nasdaq National Market was $13.77 per share. The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 470, Durham, North Carolina 22703-8466 and (919) 941-9777.

This prospectus provides you with a general description of the shares that we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

We will sell the shares to underwriters or dealers, through agents, or directly to investors.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Subject to completion. The date of this prospectus is March    , 2003.

You should rely only on the information contained in this prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any part or all of the shares described in the registration statement in one or more offerings up to an aggregate dollar amount of $100,000,000.

INSPIRE PHARMACEUTICALS, INC.

We discover and develop drugs to treat diseases characterized by deficiencies in the body’s innate defense mechanisms of:

•	mucosal hydration, a process by which the body moistens and lubricates mucosal surfaces such as the eyes, sinuses and lungs;

•	mucociliary clearance, a process by which mucosal surfaces are cleared of particles by the action of small, hair-like projections known as cilia that move together in a sweeping motion to move liquid and particles forward;

as well as other non-mucosal disorders. Our product candidates in clinical trials are based on proprietary technology relating to specific receptors known as P2Y receptors. A receptor is a protein molecule on the surface of a cell that attracts certain types of drug molecules known as ligands and binds to them. The binding of the drug molecule to the receptor activates, or unlocks, specific processes within the cell similar to a key entering a lock and activating, or unlocking, a door. Studies indicate that a subtype of the P2Y receptor family, the P2Y2 receptor coordinates the mechanisms of mucosal hydration and mucociliary clearance. We believe that these mechanisms can be regulated therapeutically through the stimulation of the P2Y2 receptor. Chemical substances that activate, or turn on, activities in a cell by binding to and activating a receptor are known as agonists. Our lead products target ophthalmic and respiratory conditions and diseases with current treatments that are not adequate. We have also begun to apply our expertise in this field to other applications of other P2Y receptor subtypes as well as advancing several non-P2Y programs.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from The University of North Carolina at Chapel Hill, or UNC. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products. Our technologies are based in part on exclusive license agreements with UNC, for rights to certain developments from our founders’ laboratories. We currently have five product candidates, all of which are P2Y2 receptor agonists, in clinical development:

PRODUCT CANDIDATES	COLLABORATIVE PARTNER	CURRENT STATUS
Diquafosol tetrasodium	Allergan Inc. and Santen Pharmaceutical Co., Ltd.	NDA filing planned mid-2003
INS37217 Intranasal	None	Phase III
INS316 Diagnostic	Kirin Brewery Co., Ltd. Pharmaceutical Division	Phase III
INS37217 Respiratory	Cystic Fibrosis Foundation Therapeutics, Inc.	Commencing Phase II
INS37217 Ophthalmic	None	Phase I/II

Diquafosol tetrasodium (INS365) for the treatment of dry eye disease.    While working on the development of the respiratory applications of our technology, our scientists recognized the potential for using INS365 to treat ophthalmic diseases such as dry eye. Dry eye disease is the general term for a condition in which abnormalities in the eye’s tear film lead to burning, painful, red, irritated, gritty and dry eyes. These abnormalities are typically characterized by a decrease in tear production, an increase in tear evaporation or the improper mixture of the eye’s tear film components. If left untreated, dry eye disease can result in permanent corneal damage and visual impairment.

Diquafosol tetrasodium for the treatment of dry eye is a P2Y2 receptor agonist. We believe that diquafosol tetrasodium activates the P2Y2 receptors on the surface of the eye and inner lining of the eyelid to stimulate the release of water, salt, mucin and lipids—the key components of natural tears. Mucin is a protein made in specialized cells that acts to lubricate surfaces. Lipids in the eye are oily substances that form the outer-most layer of the tear film and are responsible for the prevention of excessive tear fluid evaporation.

We have completed our Phase II program and two Phase III trials for diquafosol tetrasodium for the treatment of dry eye. We have an ongoing Phase IIIb trial in this program and, in January of this year, we had a pre-filing meeting with the FDA regarding diquafosol tetrasodium for the treatment of dry eye and expect to file our first New Drug Application, or NDA, in mid-2003.

In June 2001, we entered into a joint license, development and marketing agreement with Allergan, Inc. to develop and commercialize diquafosol tetrasodium (INS365) and Allergan’s Restasis™, each for the treatment of dry eye disease. Under our agreement with Allergan, we may receive up to $39 million in up-front and milestone payments. We will also receive royalty payments from Allergan on sales, if any, of both diquafosol tetrasodium and on Allergan’s Restasis™ worldwide, excluding most larger Asian markets. In December 2002 Restasis™ was approved for sale by the FDA and Allergan has indicated that it expects to launch Restasis™ in the United States in the second quarter of 2003. We will be entitled to receive royalties on sales of Restasis™ beginning one year after the launch. The agreement also provides for potential co-promotion by Inspire of diquafosol tetrasodium and Restasis™ and one or more of Allergan’s other marketed products in the United States. Inspire’s partner, Santen Pharmaceutical Co., Ltd. is developing diquafosol tetrasodium in Japan and nine other Asian countries.

INS37217 Intranasal for upper respiratory disorders.    We began this clinical program using an intra-nasal form of INS37217 in August 2001. Upper respiratory disorders, such as allergic rhinitis and upper respiratory tract infections, are associated with impairments in the mucociliary clearance mechanism in the nose (or nasal passages). Although the causes of these disorders are varied, they share a common set of nasal symptoms such as runny nose, nasal congestion/blockage, and post-nasal drip. We believe that INS37217 activates P2Y2 receptors in the nasal passages to relieve the nasal symptoms associated with upper respiratory disorders by enhancing and/or restoring mucociliary clearance. We have completed three clinical trials in our INS37217 Intranasal program. The first was a Phase I/II trial for INS37217 Intranasal in healthy volunteers and perennial allergic rhinitis, or PAR, patients, completed in March 2002. The second trial was a Phase II trial in PAR patients, completed in August 2002. The third trial was a Phase II trial for the treatment of the common cold, completed in November 2002. Based on positive, consistent results from these studies, we launched a Phase III trial for INS37217 Intranasal PAR in the fourth quarter of 2002 which is now ongoing.

INS316 Diagnostic to aid in the diagnosis of lung cancer and lung infection.    INS316 Diagnostic has been studied as an aid in the diagnosis of lung cancer in a series of clinical trials and has been shown to be well tolerated by patients. Physicians use microscopic examination of lung cells to diagnose lung cancer and lung infections, including pneumonia and tuberculosis. However, effective diagnosis requires the collection of an adequate specimen, one which is enriched with deep-lung material obtained from the lower part of the lung. Several well-controlled studies have demonstrated that INS316 Diagnostic enhances patients ability to expectorate, or cough up, secretions from the deep lung. A Phase III clinical trial was initiated in May 2001 and is currently ongoing. We intend to conduct an interim futility analysis in the first half of 2003 for this program. We have established an independent board to conduct the analysis based on the number of patients enrolled in the study at the time the interim analysis is conducted. Depending on the results of that statistical analysis, we may terminate the INS316 Diagnostic program.

In September 2000, we entered into a license agreement with Kirin Brewery Co, Ltd. under which Kirin’s Pharmaceutical Division obtained the rights to develop and commercialize INS316 Diagnostic in 21 Asian countries and regions including Japan. Under the terms of the agreement, we received an up-front payment in cash and will be entitled to milestone payments based on clinical success and approval as well as royalties on net sales over the long term.

INS37217 Respiratory for the treatment of cystic fibrosis.    In the fall of 2000, we filed an IND for INS37217 Respiratory for the treatment of cystic fibrosis. In CF patients, there is a genetic defect that impairs the modulation of salt and water movement across lung cells. This results in poorly hydrated, thickened mucous secretions in the lungs, as well as severely impaired mucociliary clearance. We believe that activation of the P2Y2 receptors on airway cells turns on an alternative mechanism that can enhance and/or restore impairments in mucosal hydration and mucociliary clearance. We completed a Phase I/II trial in patients with cystic fibrosis in 2002 and reported the results at the North American Cystic Fibrosis Conference on October 2002. This program is now moving into Phase II testing. In October of 2002, we entered into a study funding agreement with the Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, in which they agreed to fund the majority of the external costs of a Phase II trial for the treatment of cystic fibrosis in exchange for milestone payments to be made after FDA approval. In the event of FDA approval, we have agreed to pay to CFFT, over a period of six years, a multiple of the CFFT’s contribution to the Phase II trial, equal to the total amounts paid by CFFT plus an agreed upon mark-up, which payment could, in the aggregate, exceed 10 million dollars. Additionally, in the event aggregate sales of the product exceed an agreed upon level during the six year period following receipt of FDA approval, we have agreed to pay CFFT an additional four million dollars, payable over two years.

INS37217 Ophthalmic for the treatment of retinal disease.    Our Phase I/II trial for INS37217 Ophthalmic for the treatment of retinal disease was completed in October 2002. The retina is a layer of sensory tissue that captures and processes visual information, and normally remains attached to the underlying tissue that lines the back of the eye. Breaks or tears in the retina can lead to fluid leaking into the space between the retina and the underlying tissue, known as the subretinal space. Delayed treatment of this condition can lead to the degeneration of light-sensing cells in the retina and permanent loss of visual acuity. INS37217 Ophthalmic is a second-generation P2Y2 receptor agonist that has been shown in pre-clinical studies to enhance the reabsorption of fluid and stimulate the removal of extraneous fluid from the subretinal space. We expect to launch a Phase II trial of INS37217 Ophthalmic for the treatment of retinal disease in the second half of 2003.

RISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire prospectus and should give particular attention to the risks and uncertainties described below. You should recognize that other significant risks may arise in the future which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected.

These risk factors contain forward-looking statements that involve risks and uncertainties such as statements of our plans, objectives, expectations and intentions. We use words such as “anticipate,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed below and in any other documents filed by us with the Securities and Exchange Commission.

If our products are not safe or we are not able to demonstrate efficacy, we will be unable to obtain FDA or foreign regulatory approval and will not be able to sell those products.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not submitted any products for marketing approval by the U.S. Food and Drug Administration, or FDA, or any other regulatory body. In October 2002, we announced our intention to file a New Drug Application, or NDA, for diquafosol tetrasodium (INS365) for dry eye based upon the safety and efficacy data from our completed Phase II and III clinical trials. We have held a pre-NDA meeting with the FDA and expect to file this NDA in 2003. Even if the NDA is filed, there is no guarantee that the FDA will approve our application and allow us to begin selling diquafosol tetrasodium in the United States. Even if we do receive FDA approval for the application, we and Allergan may not be able to successfully commercialize diquafosol tetrasodium in the United States.

With the exception of our five product candidates in clinical trials, diquafosol tetrasodium, INS37217 Intranasal, INS316 Diagnostic, INS37217 Respiratory and INS37217 Ophthalmic, all of our remaining product candidates are in research or pre-clinical development. A substantial amount of work will be required to advance these candidates to clinical testing. Except with respect to diquafosol tetrasodium for dry eye, we will have to conduct significant additional development activities and non-clinical and clinical tests, and obtain regulatory approval before these product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. We intend to conduct an interim futility analysis in the first half of 2003 for the INS316 Diagnostic program and if the analysis yields negative findings we will likely terminate the program. The results of pre-clinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Our ongoing clinical studies might be delayed or halted for various reasons, including:

•	the drug is not effective, or physicians think that the drug is not effective;

•	the drug effect is not statistically significant compared to placebo;

•	patients experience severe side effects during treatment;

•	patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	patients do not enroll in the studies at the rate we expect; or

•	we decide to modify the drug during testing.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to pay. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval and approval by the FDA does not ensure approval by other countries.

Because our product candidates utilize a new mechanism of action and in some cases there are no regulatory precedents, designing clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

To complete successful clinical trials, our products must meet the criteria for clinical approval, or endpoints, which we establish for the product in the clinical study. Generally, we will establish these endpoints in consultation with the FDA, following its clinical trial design guidelines on the efficacy, safety and tolerability measures required for approval of products. However, since our products are based on our novel P2Y2 receptor technology, and some of the diseases we are researching do not have products that have been approved by the FDA, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our products for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA determines that the endpoints established for a clinical trial do not predict a clinical benefit. To the best of our knowledge, no P2Y2 products have received marketing approval from the FDA. The FDA may elect to hold an advisory panel meeting while considering our NDA, as it will be the first product with this mechanism of action submitted to the FDA. Any such meeting could result in delays in the approval process.

Other than diquafosol tetrasodium (INS365), none of our products have successfully completed Phase III clinical trials. We cannot apply for regulatory approval to market a product candidate until we successfully complete Phase III clinical trials for a product.

After initial regulatory approval, the FDA continues to review a marketed product and its manufacturer. They may require us or our partners to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

We have used substantial amounts of cash to fund our research and development activities. Our operating expenses exceeded $34 million in the fiscal year ended December 31, 2001 and exceeded $30 million in the fiscal year ended December 31, 2002. We anticipate that our operating expenses in 2003 will be at least similar to our 2002 operating expenses, unless we curtail our operations. In the event we raise additional capital during 2003, either by successfully concluding a public offering or a private placement or otherwise, our operating expenses will likely increase to provide for greater research and development. Our cash, cash equivalents and short-terms investments totaled only approximately $31.1 million on December 31, 2002. We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development activities, address possible difficulties with clinical studies and prepare for commercial sales. Many factors will influence our future capital needs. These factors include:

•	the progress of our research programs;

•	the number and breadth of these programs;

•	our ability to attract collaborators for our products and establish and maintain those relationships;

•	achievement of milestones under our existing collaborations with Allergan, Santen and Kirin;

•	progress by our collaborators;

•	the level of activities relating to commercialization rights we retain in our collaborations;

•	competing technological and market developments;

•	the costs involved in enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We are relying on the CFFT to fund the majority of the external costs of our Phase II trial for the treatment of cystic fibrosis. We are also relying on Allergan and the proceeds of this offering for significant funding in support of our development efforts. In addition, our capital requirements will depend upon:

•	the receipt of royalty payments from Allergan on sales of Restasis™;

•	our ability to obtain approval from the FDA for our first product candidate, diquafosol tetrasodium;

•	upon any such approval, the ability of Inspire together with our marketing partner Allergan to generate sufficient sales of the product; and

•	royalties from Santen and Kirin and payments from future collaborators.

In the event that Allergan’s sales goals for Restasis™ are not fulfilled and/or we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development.

Allergan’s failure to successfully market and commercialize both Restasis™ and, if approved by the FDA, our diquafosol tetrasodium product will limit our revenues.

In December 2002 Allergan’s Restasis™ was approved for sale by the FDA. Allergan has indicated that it expects to launch Restasis™ in the United States in the second quarter of 2003. We will be entitled to receive royalties on sales of Restasis™ beginning one year after the launch. Under our agreement with Allergan, Allergan is primarily responsible for marketing Restasis™ and, in the event of FDA approval, our diquafosol tetrasodium product. The commercial success of both Restasis™ and diquafosol tetrasodium will partly depend on the scope of the launch into the United States and other major, ex-Asia, pharmaceutical markets, ongoing promotional activities, a knowledgeable sales force and adequate market penetration. If Allergan is not able to successfully commercialize Restasis™, or fails to successfully market our diquafosol tetrasodium product in the event of approval, our revenues will be adversely affected.

Our common stock price has been highly volatile and your investment in our stock may decline in value.

The market price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	announcements made by us concerning results of our clinical trials with diquafosol tetrasodium, INS37217 Ophthalmic, INS316 Diagnostic, INS37217 Respiratory, INS37217 Intranasal and any other product candidates;

•	changes in government regulations;

•	regulatory actions;

•	changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators, including our agreements with Allergan, Santen and Kirin;

•	developments concerning proprietary rights including patents by us or our competitors;

•	variations in our operating results;

•	terrorist attacks;

•	military actions; and

•	litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies. The following table sets forth, for the calendar periods indicated, the range of high and low closing sale prices for our common stock on the Nasdaq National Market:

2001	High	Low
First Quarter	$24.31	$6.00
Second Quarter	$15.22	$6.63
Third Quarter	$13.72	$6.99
Fourth Quarter	$15.17	$8.00

2002
First Quarter	$16.29	$2.01
Second Quarter	$4.50	$2.05
Third Quarter	$4.20	$2.86
Fourth Quarter	$9.79	$2.71

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of $16.2 million for the nine months ended September 30, 2002, $23.1 million for the year ended December 31, 2001 and $14.6 million for the year ended December 31, 2000. As of September 30, 2002 our accumulated deficit was approximately $87.2 million. We expect to incur additional significant operating losses over the next several years and expect cumulative losses to increase in the near-term due to expanded research and development efforts, pre-clinical studies, clinical trials and commercialization efforts. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	timing of regulatory approvals and commercial sales of our product candidates;

•	the level of patient demand for our products;

•	timing of payments to and from licensors and corporate partners; and

•	timing of investments in new technologies and commercial capability.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate revenues from sales of our products or any licensed products until the second quarter of 2004, if at all. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations, The University of North Carolina at Chapel Hill may terminate our agreements with them.

Our INS316 Diagnostic clinical development program depends on two exclusive licenses and one non-exclusive license from UNC. We also hold licenses for INS365 for respiratory diseases and a P2Y12 receptor program for a cardiovascular indication; but are not currently conducting any programs in the clinic under these licenses. If we fail to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under our respective UNC licenses, UNC may terminate the applicable license. The termination of one or more of these license agreements will prohibit us from completing the development of INS316 Diagnostic and adversely effect any programs in our pipeline based on the technology licensed from UNC. In addition, if UNC were to relicense some or all of the technologies currently covered by our licenses, competitors could develop products that compete with ours.

In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Since we currently rely on a sole supplier to manufacture the bulk active pharmaceutical ingredients of our product candidates, any production problems could adversely affect us.

We have relied upon supply agreements with third parties for the manufacture and supply of the bulk active pharmaceutical ingredients of our product candidates for purposes of pre-clinical testing and clinical trials. While we have used several different suppliers for INS316, we currently rely on Yamasa Corporation for its production. We presently also depend upon Yamasa as the sole manufacturer of our supply of pharmaceutical active ingredients for our other product candidates and intend to contract with Yamasa, as necessary, for commercial scale manufacturing of our products. Although we have identified alternate sources for these supplies, it would be time consuming and costly to qualify these sources. Under our current agreements, either Yamasa or Inspire may terminate our supply arrangement, without cause, by giving 180 days prior notice. If Yamasa were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market which could delay or reduce revenues and result in loss of market share.

If we are unable to contract with third parties for synthesis and manufacturing of product candidates for pre-clinical testing and clinical trials and for large scale manufacturing of any of our finished products, we may be unable to develop or commercialize products.

We have no experience or capabilities in large scale commercial manufacturing of any of our product candidates in finished form or any experience or capabilities in the manufacturing of pharmaceutical products generally. We do not currently expect to engage directly in the manufacturing of products, but instead intend to contract with third parties to manufacture our finished products. With the exception of Santen, for which we are required to supply bulk active pharmaceutical ingredient, all of our partners are responsible for making their own arrangements for the manufacture of our products, including arranging for manufacture of bulk active pharmaceutical ingredient. Our dependence upon third parties for the manufacture of finished products that remain unpartnered may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished products may adversely affect our revenues. If we, or our, partners are unable to engage or retain third party manufacturers on commercially acceptable terms, our products may not be commercialized as planned. Our strategy of relying on third parties for manufacturing capabilities presents the following risks:

•	the manufacturing processes for most of our product candidates have not been tested in quantities needed for commercial sales;

•	delays in scale-up to commercial quantities and any change to a manufacturer could delay clinical studies, regulatory submissions and commercialization of our products;

•	manufacturers of our products are subject to the FDA’s good manufacturing practices regulations and similar foreign standards and we do not have control over compliance with these regulations by third-party manufacturers;

•	if we need to change manufacturers, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all;

•	we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates; and

•	if we are unable to engage or retain an acceptable third party manufacturer for any of our product candidates, we would either have to develop our own manufacturing capabilities or delay the development of such product candidate.

If we are unable to supply Santen with sufficient quantities of materials we may breach our agreement with such party.

We are currently a party to a development, license and supply agreement with Santen, under which we granted a license to develop and market diquafosol tetrasodium (INS365). Generally, the agreement requires us to supply Santen with sufficient quantities of bulk active pharmaceutical ingredient for the purpose of commercial distribution. We will need to establish, alone or with third parties, a commercial manufacturing process for such bulk active pharmaceutical ingredient. Our inability to successfully manufacture commercial quantities of the product could result in our breach of the terms of our agreement Santen which could adversely affect our financial condition and operations.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with Santen and Kirin and a development and commercialization collaboration with Allergan. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Kirin has the right to terminate our license agreement, without cause, by giving us 180 days prior notice or, if we breach the agreement, Kirin may terminate immediately, if we fail to: (i) cure the breach, within 60 days of notice of the breach; or (ii) if such breach cannot be cured within 60 days, commence diligent efforts to cure the breach. If, following our interim futility analysis of the INS316 Diagnostic program, we decide to terminate the program, Kirin will likely decide to terminate our license agreement. Allergan and Santen may immediately terminate their agreements with us if we breach the applicable agreement and fail to cure the breach within sixty (60) days of being notified of such breach. If we do not maintain the Allergan, Santen or Kirin collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products on our own in all global markets. As a result, we will continue to depend on collaborators and contractors for the pre-clinical study and clinical development of therapeutic products and for manufacturing and marketing of products which result from our technology. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the pre-clinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

We intend to rely on Allergan for significant funding in support of our development efforts and, to a lesser extent, Santen, Kirin and fees from future collaborators. If Allergan reduces or terminates its funding, we will need to devote additional internal resources to product development, scale back or terminate certain research and development programs or seek alternative collaborators. We are relying on the CFFT to fund the majority of the external costs of our Phase II trial for the treatment of cystic fibrosis.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Alcon, AstraZeneca, Aventis, Boehringer Ingelheim, Chiron, Genentech, GlaxoSmithKline, Novartis, Pfizer and Schering-Plough. Most of these competitors have greater financial and other resources than we or our collaborative partners, including larger research and development staffs and more experienced marketing and manufacturing organizations.

In addition, some of our competitors have greater experience than we do in conducting pre-clinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. Academic and government institutions have become increasingly aware of the commercial value of their research findings and are more likely to enter into exclusive licensing agreements with commercial enterprises to market commercial products. Many of our competitors have far greater resources than we do and may be better able to afford larger license fees and milestones attractive to those institutions. Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. Current products marketed to treat cystic fibrosis include Pulmozyme® and TOBI®. Primary treatments for dry eye disease currently involve artificial tear replacement drops. Current treatments for colds, allergic rhinitis and rhinosinusitis include antihistamines, antibiotics, decongestants and anti-inflammatory steroids, such as Flonase® and Nasonex®. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete.

We intend to rely on third parties to market, distribute and sell our products and those third parties may not perform.

We do not yet have the ability to market, distribute or sell our products ourselves and intend to rely on experienced third parties to perform, or assist us in the performance of, all of those functions. We may not identify acceptable partners or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties, meet expected sales goals, maximize the commercial potential of our products or if we do not enter an agreement with a corporate partner who has the experience and resources to perform these roles, we may be required to hire our own staff and a sales force. We have limited experience in developing, training or managing a sales force. We will incur substantial additional expenses if we have to develop, train and manage these business activities. We may be unable to build a sales force and the costs of establishing a sales force may exceed our product revenues. Our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many companies that currently have extensive and well-funded marketing and sales operations. Any marketing and sales efforts we make may be unsuccessful against these companies.

Failure to hire and retain key personnel may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our Chief Executive Officer and director, and Gregory J. Mossinghoff, our President and director. If either of these people leaves us, we may have difficulty conducting our operations. We have not entered into agreements with either of the above members of our management and scientific staff that bind them to a specific period of employment. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents covering pharmaceutical formulations and patent applications covering processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our patents cover these previously known chemical compounds themselves, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there may be significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others, or we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USTPO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur substantial legal fees.

Because we rely upon trade secrets and agreements to protect some of our intellectual property, there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

If physicians and patients do not accept our product candidates, they may not be commercially successful.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	acceptance by physicians and patients of our products as safe and effective therapies;

•	reimbursement of drug and treatment costs by third-party payors;

•	safety, effectiveness and pricing of alternative products; and

•	prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering the products. INS37217 Intranasal is administered as a nasal spray. Some patients may find the spray difficult to administer. Diquafosol tetrasodium (INS365) for the treatment of dry eye disease is applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Although our partner, Santen, is developing a multi-dose formulation for use in their licensed territories, a multi-dose formulation has not been developed by our other partner, Allergan, with respect to such a multi-dose formulation for use in the remainder of the world. INS37217 Ophthalmic is administered through an intraocular injection. It may be beneficial to patients to a have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for many of our other product candidates.

If third party payors will not provide coverage or reimburse patients for any products we develop, our ability to derive revenues will suffer.

If government and health administration authorities, private health insurers and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. Reimbursement for newly approved health care products is uncertain. Third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts to do so could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. In various foreign markets, pricing or profitability of medical products is subject to government control.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations are substantial.

Our commercial insurance policy includes only $25,000 of coverage designated for pollutant clean-up and removal. Our general liability and commercial lines umbrella policies collectively provide coverage in the amounts of $5 million, per occurrence and in the aggregate. The cost of these policies is significant and there can be no assurance that we will be able to maintain these policies at the indicated coverage amounts. Furthermore, even if we are able to maintain these policies, they may not be sufficient to cover claims made with respect to our use of hazardous materials and chemicals.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Clinical trials or manufacturing, marketing and sale of our potential products by our collaborative partners may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance, we currently do not carry product liability insurance. Although we intend to review our need for product liability insurance from time-to-time, we do not currently intend to carry product liability insurance with respect to either diquafosol tetrasodium (INS365) for the treatment of dry eye disease or Restasis™. We, or our collaborators, may not be able to obtain or maintain sufficient insurance, if any. If we can, it may not be at a reasonable cost. We do not have sufficient financial resources to self-insure and it is unlikely that we will be able to do so for the foreseeable future. If we cannot, or are unable otherwise to protect against potential product liability claims, we may find it difficult or impossible to commercialize the products we or our collaborators develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Our existing directors, executive officers and principal stockholders hold a substantial amount of our common stock and may be able to prevent other stockholders from influencing significant corporate decisions.

As of December 31, 2002, our directors, executive officers and current 5% stockholders and their affiliates beneficially own over 39% of Inspire’s outstanding common stock. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our amended and restated certificate of incorporation.

The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Future sales by certain stockholders into the public market may cause our stock price to decline.

Future sales of our common stock by certain of our current stockholders into the public market could cause the market price of our stock to fall. As of December 31, 2002, there were 25,854,646 shares of common stock outstanding. Of these outstanding shares of common stock, only 6,325,000 shares were sold in our initial public offering and are freely tradable without restriction under the Securities Act, unless purchased by our “affiliates.” Up to 6,428,571 shares are issued or issuable upon exercise of stock options that have been, or may be, issued pursuant to our stock option plan. These shares have been registered pursuant to a registration statement on Form S-8. The remaining shares of common stock outstanding are not registered under the Securities Act and may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144.

If some or all of such shares are registered and sold into the public market over a short period of time, the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Further, we may issue additional shares:

•	to employees, directors and consultants;

•	in connection with corporate alliances;

•	in connection with acquisitions; and

•	to raise capital.

As of December 31, 2002, there were 1,517,274 outstanding options exercisable, and 290,792 outstanding warrants exercisable, for the purchase of shares of common stock. This amount combined with total common stock outstanding at December 31, 2002 is 27,662,712 shares of common stock.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace the board of directors and effect a change in our management if they desire to do so.

Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management.

Our amended and restated certificate of incorporation also provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the Board, a majority of the board of directors, or the Secretary or any other officer upon the written request of one or more stockholders holding of record at least a majority of the outstanding shares of stock entitled to vote at such a meeting are able to call special meetings. The staggering of directors’ terms of office and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our board of directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our board of directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

FORWARD LOOKING INFORMATION

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential” and similar words or phrases or the negatives of these words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

Because the risk factors referred to above, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we estimate that we will use approximately 50% of the net proceeds of this offering for the clinical development of our product candidates and product commercialization. We estimate that we will use approximately 25% of the net proceeds of this offering for discovery research and pre-clinical activities. We estimate that we will use approximately 20% of the net proceeds on working capital and general corporate purposes. We may also use approximately 5% of the net proceeds to acquire businesses, technologies or products complementary to our business even though we do not currently have any specific plans. The information above represents our best estimate of our use of the net proceeds of this offering based upon the current state of our business operations, our current business plan and strategy and current economic and industry conditions. Actual allocation of the net proceeds may differ from the estimates set forth above.

Additional information on the use of net proceeds from the sale of shares offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

The amount and timing of our expenditures will vary depending on the following:

•	the progress of our clinical and pre-clinical development projects;

•	signing of new corporate partners and the attainment of milestones with our existing corporate partners;

•	the progress of our research and development activities;

•	technological changes;

•	competitive conditions; and

•	general industry and economic conditions.

Pending use of the net proceeds for the purposes described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PLAN OF DISTRIBUTION

We may sell the shares being offered by us in this prospectus:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters; or

•	through a combination of any of these methods of sale.

We and our agents and underwriters may sell the shares being offered by us in this prospectus from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may solicit directly offers to purchase shares. We may also designate agents from time to time to solicit offers to purchase shares. Any agent that we designate, who may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, may then resell such shares to the public at varying prices to be determined by the agent at the time of resale. We may engage in at the market offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement. If we use underwriters to sell shares, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make resales of the shares to the public. In connection with the sale of the shares offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the shares.

Underwriters may also use dealers to sell shares. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters in connection with the offering of the shares offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the shares offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for shares pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the shares originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the shares sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Each issuance of shares offered under this prospectus will be a new issue of our common stock, which is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which the stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell shares for public offering and sale may make a market in the shares that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

The anticipated date of delivery of the shares offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by us in compliance with all other applicable state securities laws and regulations.

Inspire will pay all expenses of the registration of the shares.

LEGAL MATTERS

The validity of the shares being offered hereby will be passed upon for Inspire by Reed Smith LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Inspire Pharmaceuticals, Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission’s principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	Inspire’s latest annual report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act which contains financial statements for Inspire’s latest fiscal year for which a Form 10-K was required to have been filed;

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated, or deemed to be incorporated, herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to Gregory J. Mossinghoff, President, Secretary and Treasurer, 4222 Emperor Boulevard, Suite 470, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses expected to be incurred in connection with the issuance and distribution of the shares being registered are as set forth below. All such expenses, except for the SEC registration and filing fees, are estimated:

SEC Registration	$9,200
NASDAQ National Market Listing Fee	(1)
Legal Fees and Expenses	$125,000	*
Accounting Fees and Expenses	$50,000	*
Printing and Engraving Fees	$60,000	*
Miscellaneous	$2,000	*

Total	$246,200	*

*	Estimated
(1)	The amount of the Nasdaq National Market listing fee will depend on the number of shares that the registrant issues pursuant to this registration statement and the times at which those shares are issued.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) enables a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care. Accordingly, Article Eighth of our amended and restated certificate of incorporation states that a director will not be personally liable to the company or to our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is prohibited under the DGCL as in effect when such liability is determined. Subsection (b)(7) of Section 102 of the DGCL states that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended, then the liability of a director will be eliminated or limited to the fullest extent permitted by the amended DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification will be made, however, in respect to any claim, issue or matter as to which that person is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court deems proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him; that the indemnification provided by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. The determination of whether indemnification is proper under the circumstances, unless made by a court, is determined by: (a) a majority of the disinterested members of the board of directors or board committee; (b) independent legal counsel (if a quorum of the disinterested members of the board of directors or board committee is not available or if the disinterested members of the board of directors or a board committee so direct); or (c) the stockholders.

Section 145 also empowers us to purchase and maintain insurance on behalf of our directors or officers against any liability asserted against them or incurred by them in any such capacity or arising out of their status as our directors or officers whether or not we would have the power to indemnify them against the liabilities under Section 145. We currently carry liability insurance for the benefit of our directors and officers, including Scientific Advisory Board members, that provides coverage for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act or any actual or alleged employment practices violation; with respect to Inspire, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by the company, but solely in regard to a securities claim; written demand for monetary, non-monetary or injunctive relief; civil, criminal, administrative or regulatory proceedings; and civil, criminal, administrative or regulatory investigation of an insured person once such person is identified in writing and after the service of a subpoena. Under the policy, a securities claim means a claim alleging a violation of any federal, state, local or foreign regulation, rule or statute regulating securities. Securities claim does not include administrative or regulatory proceedings or investigations against the company unless a claim is continuously made against an insured person. Under the policy, an employment practices claim includes actual or alleged wrongful dismissal, discharge or termination of employment, harassment, discrimination, retaliation, employment related misrepresentation, employment related libel, slander, humiliation, defamation or invasion of privacy, wrongful failure to employ or promote, wrongful deprivation of career opportunity, wrongful demotion or negligent employee evaluation, and wrongful discipline. Among other exclusions, our current policy specifically excludes coverage for: pending and prior litigation, including any administrative or regulatory proceeding or investigation prior to January 23, 1998; profit or advantage not legally entitled to, deliberate criminal or fraudulent acts (subject to judgment or final adjudication establishing such act was committed); bodily injury or property damage claims, including libel, slander, defamation, emotional distress; violations of ERISA; indemnifiable pollution claims; outside directorship positions, except for non-profit entities upon specific written request; claims alleging failure or omission to effect or maintain adequate insurance; claims that are brought by or on behalf of Inspire or an insured person (such exclusion does not apply to: claims that are brought totally independent of the company or any director or officer; claims for contribution or indemnity; employment practices claims; claims brought in a bankruptcy proceeding; claims brought by former directors and officers after 4 years); and professional errors and omission exclusion, except for securities claims for mismanagement.

Article Ninth of our amended and restated certificate of incorporation requires that we indemnify, to the fullest extent permitted by the DGCL, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of Inspire, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Any amendment or repeal of Article Ninth of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

ITEM 16.    EXHIBITS

Exhibit No.		Description of Exhibit

1.1		Form of Underwriting Agreement (1)

4.1

Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-31174) which became effective on August 2, 2000).

4.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 26, 2002).

4.3		Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2002).

4.4		Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form S-1 (Registration No. 333-31174) which became effective on August 3, 2000).

4.5

Rights Agreement, dated as of October 21, 2002, between the Company and Computershare Trust Company, which includes the form of Certificate of Designation of Series H Preferred Stock of Inspire Pharmaceuticals, Inc. as Exhibit “A”, the form of Rights Certificate as Exhibit “B” and the Summary of Rights to Purchase Preferred Stock as Exhibit “C” (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on October 22, 2002).

5.1	*	Opinion of Reed Smith LLP

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants

23.2	*	Consent of Reed Smith LLP (contained in the opinion filed as Exhibit 5.1)

24.1	*	Power of Attorney (contained on the original signature page)

(1)	To be filed by amendment or as an exhibit to a current report of the registrant on Form 8-K and incorporated herein by reference.
*	Previously filed.

ITEM	17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Inspire pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Inspire in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6)  That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, state of North Carolina, on this 6th day of March, 2003.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ CHRISTY L. SHAFFER
Christy L. Shaffer Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHRISTY L. SHAFFER Christy L. Shaffer	Chief Executive Officer and Director (principal executive officer)	March 6, 2003

/s/ GREGORY J. MOSSINGHOFF** Gregory J. Mossinghoff	President, Secretary, Treasurer and Director (principal financial officer and principal accounting officer)	March 6, 2003

/s/ W. LEIGH THOMPSON** W. Leigh Thompson	Chairman of the Board and Director	March 6, 2003

/s/ RICHARD BOUCHER, M.D.** Richard Boucher, M.D.	Director	March 6, 2003

/s/ JESSE I. TREU** Jesse I. Treu	Director	March 6, 2003

/s/ KIP FREY** Kip Frey	Director	March 6, 2003

Gary Novack, M.D.	Director

** By: /s/ Christy L. Shaffer Christy L. Shaffer, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1.1		Form of Underwriting Agreement (1)

4.1

Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-31174) which became effective on August 2, 2000).

4.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 26, 2002).

4.3		Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2002).

4.4		Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form S-1 (Registration No. 333-31174) which became effective on August 3, 2000).

4.5

Rights Agreement, dated as of October 21, 2002, between the Company and Computershare Trust Company, which includes the form of Certificate of Designation of Series H Preferred Stock of Inspire Pharmaceuticals, Inc. as Exhibit “A”, the form of Rights Certificate as Exhibit “B” and the Summary of Rights to Purchase Preferred Stock as Exhibit “C” (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on October 22, 2002).

5.1	*	Opinion of Reed Smith LLP

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants

23.2	*	Consent of Reed Smith LLP (contained in the opinion filed as Exhibit 5.1)

24.1	*	Power of Attorney (contained on the original signature page)

(1)	To be filed by amendment or as an exhibit to a current report of the registrant on Form 8-K and incorporated herein by reference.
*	Previously filed.